FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Mr. Fernando Coloma Correa

Superintendent for Securities and Insurance Companies

Ref.: SIGNIFICANT EVENT

Dear Sir:

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, and the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers thus bestowed upon me by the Company´s Board of Directors, I hereby inform you of the following essential fact:

On April 19, 2012, Empresa Nacional de Electricidad S.A. (Endesa Chile) and CMPC Celulosa S.A. (CMPC) have subscribed two documents denominated “Settlement and Termination Empresa Nacional de Electricidad S.A. CMPC Celulosa S.A.” and “Electricity Price Determination Agreement  of the supply of Empresa Nacional de Electricidad S.A. to CMPC Celulosa S.A.”, by means of which they end, by settlement, the arbitration proceedings before the Arbitral Tribunal conformed by Mr. Urbano Marín Vallejo, Mrs. Olga Feliú Segovia and Mr. Andrés Jana Linetzky, arbitration which was seeking to identify the price due by CMPC to Endesa Chile for the consumption that a previous arbitration, among the same parties, had established that Endesa was not under the obligation to supply at the price established in the third clause of the Capacity and related Electric Energy Supply Contract dated May 31, 2003.

Through these agreements, settlement and price determination, CMPC is obliged to pay US$59,900,000. - plus the value added tax, IVA, by making a US$25,000,000 cash payment in 2012 and by using formulas to reduce consumption and contribute with non-conventional renewable energy attributes, which are guaranteed installments of the balance of price to be paid by CMPC in years 2012 and 2013 equivalent to a total of US$34,900,000, as agreed in the closing instruments subscribed.

Sincerely,

Joaquín Galindo Vélez

Chief Executive Officer

Santa Rosa 76 – Teléfono (56-2) 630 9000 – Casilla 1392 Correo Central – Fax (56-2) 6353938     (56-2) 6354720 – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 24, 2012